United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: February 21, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, February 21, 2011	www.gruma.com

GRUMA GRUMA MAKES EARLY PAYMENT OF A SUBSTANTIAL

PORTION OF ITS CREDIT FACILITIES

Monterrey, N.L., Mexico, February 21, 2011 - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) informs that on Friday, February 18, GRUMA made an early payment of outstanding balances of several of its current bank facilities. The total amounts of the payments made were US$752.6 million and Ps$773.3 million, payments for which GRUMA used the entirety of the net proceeds from the sale of shares of Grupo Financiero Banorte, S.A.B. de C.V., Ps$9,005.5 million after fees and expenses- as well as its own resources and others obtained through short term facilities.

In virtue of the aforementioned payments, the following loan agreements that were entered into by GRUMA have been terminated:

  Loan agreement executed with Deutsche Bank Trust Company Americas, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of US$668.3 million, dated October 16, 2009;

  Syndicated loan agreement executed with BBVA Bancomer, S.A. Institucion de Banca Multiple Grupo Financiero BBVA Bancomer, as administrative agent, several banks, and The Bank of New York Mellon as collateral agent, for the financing of US$197.0 million, dated October 16, 2009;

  Unsecured loan agreement executed with ABN Amro Bank, N.V. (which has been transferred to The Royal Bank of Scotland, N.V.) for the financing of US$13.9 million, dated October 16, 2009;

  Unsecured loan agreement executed with Barclays Bank, PLC for the financing of US$21.5 million, dated October 16, 2009;

  Unsecured loan agreement executed with Standard Chartered Bank (which has been transferred to Mercantil Commercebank, N.A.) for the financing of US$22.9 million, dated October 16, 2009; and

  Unsecured loan agreement executed with BNP Paribas for the financing of US$11.8 million, dated October 16, 2009.

Over the next several days, GRUMA will be conducting all necessary actions required for cancelling all pledges granted pursuant to some of the foregoing loan agreements and the perpetual bond.

Consequently, GRUMA will significantly strengthen its financial structure and improve its financial profile, which will allow the company to obtain more favorable credit terms and explore new expansion opportunities in the global markets.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.
..